

Mail Stop 3030

October 20, 2016

<u>Via E-mail</u>
Jeffrey A. Rona
Chief Financial Officer
Great Basin Scientific, Inc.
420 E. South Temple, Suite 520
Salt Lake City, UT 84111

   Re: **Great Basin Scientific, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2015
      Filed March 1, 2016
      Form 10-Q for the Quarterly Period Ended June 30, 2016
      Filed August 11, 2016
      File No. 001-36662

Dear Mr. Rona:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Exhibit 31.1 and 31.2 Certifications

1. We note that the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K and amend the filings to include the correct certifications. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. This comment also applies to your Form 10-Q for the period ended March 31, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at (202) 551-4391 or me at (202) 551-3676 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery